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                                                               EXHIBIT (A)(5)(1)

                                                             JOINT PRESS RELEASE

                                                                  MEDIA CONTACT:
                                                                Philippe Serenon
                                                               +33 1 42 91 52 91
                                                            Bureau Veritas, S.A.

                                                Dickerson Wright, Chairman & CEO
                                                  MaryJo O'Brien, Vice President
                                                                  (858) 715-5800
                                                          U.S. Laboratories Inc.

                                                           FOR IMMEDIATE RELEASE
                                                                 August 26, 2002

     FTC AND DOJ GRANT EARLY TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD
           WITH RESPECT TO PROPOSED ACQUISITION OF U.S. LABORATORIES
                          INC. BY BUREAU VERITAS, S.A.

         NEW YORK, NY AND SAN DIEGO, CA - Bureau Veritas, S.A. and U.S. Laboratories Inc. (Nasdaq: USLB) jointly announced today that on August 23, 2002 the United States Department of Justice and the Federal Trade Commission granted early termination of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 waiting period with respect to the previously announced cash tender offer for all outstanding shares of common stock of U.S. Laboratories Inc. by Bureau Veritas, S.A. Consummation of the tender offer still remains subject to certain other conditions, including the condition that at least a majority of the shares of common stock of U.S. Laboratories Inc. on a fully diluted basis are validly tendered and not withdrawn.

         Bureau Veritas, S.A. and U.S. Laboratories Inc. jointly announced on August 9, 2002 that they had reached an agreement under which Bureau Veritas would acquire U.S. Laboratories Inc. in a cash tender offer for $14.50 per U.S. Laboratories Inc. share of common stock, or approximately $83 million, including transaction costs. Upon completion of the transaction, expected in late September 2002, U.S. Laboratories Inc. will become an indirect wholly owned subsidiary of Bureau Veritas, S.A.

         The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, September 19, 2002, unless the offer is extended. The offer is made only pursuant to the Offer to Purchase and the related Letter of Transmittal. The complete terms and conditions of the offer are set forth in the Offer to Purchase, copies of which are available by contacting the information agent, Georgeson Shareholder Communications, Inc. at 800-840-6288.

About Our Companies

         U.S. Laboratories Inc. is a quality control specialty services company to the construction, energy, public works, defense, aerospace and related engineering and architectural design

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industries for private commercial clients, public interest clients and public sector clients. U.S. Laboratories Inc. specializes in working with various federal, state and local government authorities, energy and utility suppliers, nationally recognized corporations and a broad range of education and medical facilities.

         Bureau Veritas, S.A. is a world leader in international conformity assessment, consulting, training and outsourcing for a broad range of industries, including marine equipment, construction, food and transportation. Bureau Veritas, S.A. has expertise in major industrial sectors, including aeronautics and space, construction, consumer products, energy, food, international trade, manufacturing, marine, transportation and services. Bureau Veritas, S.A. offers an extensive range of technical services and solutions through a network that covers 140 countries and includes 550 offices and laboratories worldwide. For more information of our services, see our Web site at bureauveritas.com.

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